# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elong Power Holding Ltd., CIK 0002015691
CUSIP: G3016G137
Title of class of securities: Class A ordinary shares, par value $0.0000001 per share
Address of issuer's principal executive offices: 3 Yan Jing Li Zhong Jie Jiatai Internati, Block B, Room 2110, Beijing, China (F4), 100025
Date of event which requires filing of this statement: 11/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 143,819; sole dispositive power 0; shared dispositive power 143,819; aggregate amount beneficially owned 143,819 (4.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 143,819; sole dispositive power 0; shared dispositive power 143,819; aggregate amount beneficially owned 143,819 (4.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 143,819; sole dispositive power 0; shared dispositive power 143,819; aggregate amount beneficially owned 143,819 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Elong Power Holding Ltd.
Address of issuer's principal executive offices: 3 Yan Jing Li Zhong Jie, Jiatai International Plaza, Block B, Room 2110, Beijing, China 100025

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Immediately following the execution of the inducement offer letter agreement with the Issuer on November 5, 2026 (the "Inducement Letter") (as disclosed in the Form 6-K furnished by the Issuer to the Securities and Exchange Commission on November 6, 2026 (the "Form 6-K")), each of the Reporting Persons may have been deemed to have beneficial ownership of 93,000 Ordinary Shares in the aggregate issuable upon exercise of the Existing Warrants (as defined in the Inducement Letter) held by Intracoastal that were exercised pursuant to the Inducement Letter, and all such Ordinary Shares represent beneficial ownership of approximately 9.1% of the Ordinary Shares, based on (1) 929,541 Ordinary Shares outstanding immediately prior to the execution of the Inducement Letter, as reported to the Reporting Persons by the Issuer, plus (2) 93,000 Ordinary Shares in the aggregate issuable upon exercise of the Existing Warrants (as defined in the Inducement Letter) held by Intracoastal that were exercised pursuant to the Inducement Letter. The foregoing excludes (I) 139,500 Ordinary Shares issuable upon exercise of a warrant to be issued to Intracoastal pursuant to the Inducement Letter ("Intracoastal Warrant 1") because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares, (II) 78,948 Ordinary Shares issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 2") because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares and (III) 196,474 Ordinary Shares issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 507,922 Ordinary Shares.

(ii) As of the close of business on November 12, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership of 143,819 Ordinary Shares issuable upon exercise of Intracoastal Warrant 3, and all such Ordinary Shares represent beneficial ownership of approximately 4.99% of the Ordinary Shares, based on (1) 2,738,344 Ordinary Shares issued and outstanding as a result of the partial exercise of the Existing Warrants, as reported by the Issuer, plus (2) 143,819 Ordinary Shares issuable upon exercise of Intracoastal Warrant 3. The foregoing excludes (I) 52,655 Ordinary Shares issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares, (II) 139,500 Ordinary Shares issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares and (III) 78,948 Ordinary Shares issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 414,922 Ordinary Shares.
Percent of class: 4.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 143,819
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 143,819

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (11/12/2026)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (11/12/2026)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (11/12/2026)